

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 15, 2018

Via E-Mail
Mr. James R. Brickman
Chief Executive Officer
Green Brick Partners, Inc.
2805 Dallas Parkway, Suite 400
Dallas, TX 75093

> **Re: Green Brick Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2018**
> **File No. 333-223610**

Dear Mr. Brickman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
Alice Hsu, Esq.

Mr. James R. Brickman
Green Partners, Inc.
March 15, 2018
Page 2

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